February 28, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Matthew Derby

RE:	Tapinator, Inc. Registration Statement on Form 8-A Request for Withdrawal
File No. 001-39225

Dear Mr. Derby:

Tapinator, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to withdraw, effective as of the date hereof or at the earliest practicable date hereafter, the Registration Statement on Form 8-A (File No. 001-39225) filed with the Commission on February 11, 2020 (the “Form 8-A”). The Company’s Registration Statement on Form S-1 (File No. 333-234415), as amended, to which the Form 8-A relates has not been declared effective by the Commission as of the date hereof.

Should any member of the Commission have any questions or comments with respect to this request, please contact the Company’s counsel, Quick Law Group PC, attention: Jeffrey M. Quick at (720) 259-3393.

Very truly yours,

TAPINATOR, INC.

By:	/s/ Ilya Nikolayev
Name:	Ilya Nikolayev
Title:	Chief Executive Officer